UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

AZZ INC.
(Exact name of registrant as specified in its charter)

TEXAS (State or Other Jurisdiction of Incorporation or Organization)	1-12777 Commission File No.	75-0948250 (I.R.S. Employer Identification Number)

One Museum Place, Suite 500 3100 West 7th Street Fort Worth, TX 76107 (Address of principal executive offices, including zip code)

Tara D. Mackey
Chief Legal Officer and Secretary
(817) 810-4973
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, AZZ Inc. ("the Company", "our" or "we") conducted a reasonable country of origin inquiry ("RCOI") to assess whether "conflict minerals" (in the form of tin, tantalum, tungsten and gold) necessary to the functionality or production of products we manufactured or contracted to manufacture in 2021 originated in the Democratic Republic of the Congo or an adjoining country (collectively, the "Covered Countries").

A copy of the Conflict Minerals Report for the calendar year ended December 31, 2021 is filed as Exhibit 1.01 hereto and is also publicly available on our internet website at www.azz.com.

Item 1.02 Exhibit

AZZ Inc.’s Conflict Minerals Report for the year ended December 31, 2021 is filed as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            AZZ Inc.

                            By:     /s/ Tara D. Mackey
                                Tara D. Mackey
                                Chief Legal Officer and Secretary

Date: May 25, 2022